

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

April 8, 2009

<u>VIA U.S. MAIL and FACSIMILE</u>

Gary D. Owens
Chairman of the Board, President and Chief Executive Officer
Oyo Geospace Corporation
7007 Pinemont Drive
Houston, Texas 77040-6601

      Re: Oyo Geospace Corporation
               Form 10-K for the fiscal year ended September 30, 2008
               Filed December 4, 2008
               File No. 1-13601

Dear Mr. Owens:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                   Sincerely,

                   Jay Mumford
                   Senior Attorney